Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Benchmark Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Benchmark Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benchmark Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Benchmark Securities, LLC stated that Benchmark Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Benchmark Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benchmark Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC

Charlotte, North Carolina

February 25, 2016